November 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Larry Spirgel

Re:	Leisure Acquisition Corp.
Registration Statement on Form S-1
Filed November 3, 2017, as amended
File No. 333-221330

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Leisure Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Washington D.C. time on November 30, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 250 copies of the Preliminary Prospectus dated November 28, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC,
as Representative of the Several Underwriters

By:	/s/ Jon Sierant
	Name:	Jon Sierant
	Title:	Executive Director

[Signature Page to Underwriter Acceleration Request Letter]